Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED AMENDMENTS TO

THE EXISTING MEMORANDUM AND

ARTICLES OF ASSOCIATION

AND

PROPOSED ADOPTION OF

THE NEW MEMORANDUM AND

ARTICLES OF ASSOCIATION

This announcement is made by XPeng Inc. (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of the Company (the “Board”) proposes to amend the Company’s eighth amended and restated memorandum and articles of association (the “Existing Memorandum and Articles”), and to adopt the ninth amended and restated memorandum and articles of association of the Company (the “New Memorandum and Articles”), in order to, inter alia, (i) conform with the core shareholder protection standards set out in Appendix 3 to the Listing Rules, and (ii) make housekeeping changes.

The proposed amendments to the Existing Memorandum and Articles (the “Proposed Amendments”) and the proposed adoption of the New Memorandum and Articles shall be subject to the approval of the shareholders of the Company (“Shareholders”) by way of a special resolution at the forthcoming annual general meeting of the Company (the “AGM”). A proxy statement/circular for the AGM, containing, among other matters, details of the Proposed Amendments, together with a notice convening the AGM will be despatched to the Shareholders in due course.

By order of the Board

XPeng Inc.

Xiaopeng He

Chairman

Hong Kong, Friday, March 17, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

* For identification purpose only

1